Exhibit 97
National Health Investors, Inc.
Incentive Compensation Recovery Policy
Adopted by the Board of Directors on November 3, 2023

The Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of National Health Investors, Inc. (the “Company”) is recommending to the Board that the Board adopt this Incentive Compensation Recovery Policy (this “Policy”) to provide for the recovery of certain Incentive Compensation in the event of an Accounting Restatement.

Statement of Policy

In the event that the Company is required to prepare an Accounting Restatement, except as otherwise set forth in this Policy, the Company shall recover, reasonably promptly, the Excess Incentive Compensation received by any Covered Executive during the Recoupment Period.

This Policy applies to all Incentive Compensation received during the Recoupment Period by a person (a) after beginning service as a Covered Executive, (b) who served as a Covered Executive at any time during the performance period for that Incentive Compensation and (c) while the Company has a class of securities listed on the New York Stock Exchange (the “NYSE”) or another national securities exchange or association. This Policy may therefore apply to a Covered Executive even after that person is no longer a Company employee or a Covered Executive at the time of recovery.

Incentive Compensation is deemed “received” for purposes of this Policy in the fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or issuance of such Incentive Compensation occurs after the end of that period. For example, if the performance target for an award is based on total stockholder return for the year ended December 31, 2023, the award will be deemed to have been received in 2023 even if paid in 2024.

Exceptions

The Company is not required to recover Excess Incentive Compensation pursuant to this Policy to the extent the Committee makes a determination that recovery would be impracticable for one of the following reasons (and the applicable procedural requirements are met):

a.after making a reasonable and documented attempt to recover the Excess Incentive Compensation, which documentation will be provided to the NYSE to the extent required, the Committee determines that the direct expenses that would be paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;

b.recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Excess Incentive Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the NYSE, that

Exhibit 97
recovery would result in such a violation, has provided copy of the opinion is provided to the NYSE; or

c.the Committee determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Definitions

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, a restatement resulting solely from the retrospective application of a change in generally accepted accounting principles is not an Accounting Restatement.

“Covered Executive” means the Company’s Chief Executive Officer, President, Chief Financial Officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function for the Company, any other person who performs similar policy-making functions for the Company[, and any other employee who may from time to time be deemed subject to this Policy by the Committee].

“Excess Incentive Compensation” means the amount of Incentive Compensation received during the Recoupment Period by any Covered Executive that exceeds the amount of Incentive Compensation that otherwise would have been received by such Covered Executive if the determination of the Incentive Compensation to be received had been determined based on restated amounts in the Accounting Restatement and without regard to any taxes paid.

“Incentive Compensation” means any compensation (including cash and equity compensation) that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. For purposes of this definition, a “financial reporting measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such measures, or (ii) the Company’s stock price and/or total shareholder return. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission. For the avoidance of doubt, Incentive Compensation includes, but is not limited to, (a) bonuses or other awards paid in the form of cash or equity that were granted or vested based on satisfying a financial reporting measure performance goal (e.g., adjusted funds from operations growth, funds available for distribution (FAD) growth, FAD payout ratio, dividend growth, total shareholder return, portfolio revenue growth, collection of deferrals, net debt to EBITDA ratio, and return on new investments) and

Exhibit 97
(b) proceeds received upon the sale of shares that were granted or vested based on satisfying a financial reporting measure performance goal. Incentive Compensation generally does not include (a) base salaries, (b) bonuses or other awards paid solely upon satisfying one or more strategic or operational measures (e.g., number of closed transactions, timing of converting a letter of intent to a signed purchase agreement, timely filings of financial statements, no adjustments, credit ratings, or shortening a closing schedule), or (c) equity awards for which the grant is not contingent upon achieving any financial reporting measure performance goal and vesting is contingent solely upon completion of a specified employment period and/or attaining one or more nonfinancial reporting measures (e.g., share-based compensation in the form of stock options that are solely subject to time-based vesting).

“Recoupment Period” means the three completed fiscal years preceding the Trigger Date, and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years, provided that any transition period of nine months or more shall count as a full fiscal year.

“Trigger Date” means the earlier to occur of: (a) the date the Board of Directors, the Audit Committee (or such other committee of the Board of Directors as may be authorized to make such a conclusion), or the officer or officers of the Company authorized to take such action if action by the Board of Directors is not required concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement; in the case of both (a) and (b) regardless of if or when restated financial statements are filed.

Administration

This Policy is intended to comply with Section 303A.14 of the NYSE Listed Company Manual, Section 10D of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 10D-1(b)(1) as promulgated under the Act, and shall be interpreted in a manner consistent with those requirements. The Committee has full authority to interpret and administer this Policy. The Committee’s determinations under this Policy shall be final and binding on all persons, need not be uniform with respect to each individual covered by the Policy, and shall be given the maximum deference permitted by law.

The Committee has the authority to determine the appropriate means of recovering Excess Incentive Compensation based on the particular facts and circumstances, which could include, but is not limited to, seeking direct reimbursement, forfeiture of awards, offsets against other payments, and forfeiture of deferred compensation (subject to compliance with Section 409A of the Internal Revenue Code).

Subject to any limitations under applicable law, the Committee may authorize any officer or employee of the Company to take actions necessary or appropriate to carry out the purpose and intent of this Policy, provided that no such authorization shall relate to any recovery under this Policy that involves such officer or employee.

Exhibit 97

If the Committee cannot determine the amount of excess Incentive Compensation received by a Covered Executive directly from the information in the Accounting Restatement, such as in the case of Incentive Compensation tied to stock price or total stockholder return, then it shall make its determination based on its reasonable estimate of the effect of the Accounting Restatement and shall maintain documentation of such determination, including for purposes of providing such documentation to the NYSE.

No Indemnification or Advancement of Legal Fees

Notwithstanding the terms of any indemnification agreement, insurance policy, contractual arrangement, the governing documents of the Company or other document or arrangement, the Company shall not indemnify any Covered Executive against, or pay the premiums for any insurance policy to cover, any amounts recovered under this Policy or any expenses that a Covered Executive incurs in opposing Company efforts to recoup amounts pursuant to the Policy.

Non-Exclusive Remedy; Successors

Recovery of Incentive Compensation pursuant to this Policy shall not in any way limit or affect the rights of the Company to pursue disciplinary, legal, or other action or pursue any other remedies available to it. This Policy shall be in addition to, and is not intended to limit, any rights of the Company to recover Incentive Compensation from Covered Executives under any legal remedy available to the Company and applicable laws and regulations, including but not limited to the Sarbanes-Oxley Act of 2002, as amended, or pursuant to the terms of any other Company policy, employment agreement, equity award agreement, or similar agreement with a Covered Executive.

This Policy shall be binding and enforceable against all Covered Executives and their successors, beneficiaries, heirs, executors, administrators, or other legal representatives.

Amendment

This Policy may be amended from time to time by the Board.

Effective Date

This Policy was adopted on November 3, 2023 and shall apply to any Incentive Compensation received on or after October 2, 2023. Incentive Compensation received prior to October 2, 2023 shall be subject to the Company’s prior existing clawback policy, if any.

Exhibit 97
NATIONAL HEALTH INVESTORS, INC.
FORM OF ACKNOWLEDGMENT AND AGREEMENT

By my signature below, I hereby acknowledge that I have read and understand the National Health Investors, Inc. Incentive Compensation Recovery Policy (the “Policy”) adopted by National Health Investors, Inc. (the “Company”), consent and agree to abide by its provisions and further agree that:

1.Defined terms used but not defined in this acknowledgment and agreement shall have the meanings set forth in the Policy.

2.The Policy shall apply to any Incentive Compensation as set forth in the Policy by the Compensation Committee and all such Incentive Compensation shall be subject to recovery under the Policy;
3.Any applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to me by the Company or its affiliates shall be deemed to include the restrictions imposed by the Policy and shall incorporate it by reference and in the event of any inconsistency between the provisions of the Policy and the applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to me, the terms of the Policy shall govern unless the terms of such other agreement or other document would result in a greater recovery by the Company;

4.In the event it is determined by the Company that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement;

5.I acknowledge that, notwithstanding any indemnification agreement or other arrangement between the Company and me, the Company shall not indemnify me against, or pay the premiums for any insurance policy to cover, losses incurred under the Policy;

6.The Policy may be amended from time to time in accordance with its terms; and

7.This acknowledgement and agreement and the Policy shall survive and continue in full force and in accordance with its terms, notwithstanding any termination of my employment with the Company and its affiliates.

Signature:
Print Name:
Date:
36506110.1

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